Exhibit 99.1
GAMECORP ANNOUNCES NEW U.S. TRADING SYMBOL

Toronto, Ontario – July 8, 2008 - Gamecorp Ltd. (CNQ: GAME, OTCBB: ETIFF) ("Gamecorp" or the “Company”) announces that the NASDAQ has approved the necessary documentation to process the Company’s one-for-ten share consolidation and its name change from “Eiger Technology, Inc.” to “Gamecorp Ltd.”.  The NASDAQ has allocated a new trading symbol “GAIMF” to replace the existing symbol “ETIFF”.  The new symbol and reverse split of Gamecorp common stock will be effective at the NASDAQ open of business on July 9, 2008.

Gamecorp Ltd., headquartered in Toronto, Ontario, is a public company that trades under the symbol GAME on the Canadian Trading and Quotation System Inc. and under the symbol ETIFF on the Over the Counter Bulletin Board.  For more information please call (416) 477-5656 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Canadian Trading and Quotation System Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Gamecorp's current expectations. These statements involve risks and uncertainties including, without limitation, Gamecorp's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
John G. Simmonds
Gamecorp Ltd.
Telephone: (416) 477-5656, Ext. 301